

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 17, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. John F. Metcalfe
President, Secretary/Treasurer
  and Chief Financial Officer
Holmes Biopharma, Inc.
8655 Via De Ventura
Sutie G-200
Scottsdale, AZ 85258

      Re: Holmes Biopharma, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed April 14, 2008
              Form 10-Q for the Period Ended March 31, 2008
              Filed August 14, 2008
              File No. 0-31129

Dear Mr. Metcalfe:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 11

1.   Please include a separate section to discuss the material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements or disclose why management has not identified any critical accounting policies. Please refer to Item 303 of Regulation S-K as well as the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located at http://www.sec.gov/rules/interp/33-8350.htm to assist you in your consideration of this comment as well as the following comments on Item 7.

Liquidity and Capital Resources, page 11

2.   Your discussion of cash requirements in 2007 and 2006 is a recitation of amounts readily obtainable for your financial statements. The discussion should focus on providing an analysis of the prospects for your immediate future and the likelihood of your survival. For example, discuss your liquidity needs on both a short and long-term basis for the purpose of working capital needs, your ability to generate cash and satisfy cash requirements for the next annual period and evaluate the certainty of your prospective cash flows. Also please discuss the line of credit with Wells Fargo Bank and provide the disclosures specified in paragraphs (a)(4)(i)(A), (B), (C) and (D) in Item 303 of Regulation S-K for the factoring arrangement with Inova Capital Funding.

Results of Operations, page 11

3.   Please revise to provide a discussion using a year over year comparative format to describe the underlying changes in the components of revenue and expense that materially affect net income. Your discussion should address the reasons for material changes in items including, but not limited to, revenue, cost of revenue, office expense and salaries and wages. You should then factually support these changes with information such as the number of trials conducted or completed, new leases, changes in employee headcount, pay structure, etc. Please revise, as applicable.

4.   In the first paragraph you disclose there is no assurance Qualia will maintain profitability even though you recognized net losses and net operating cash outflows in each of the periods presented.   Please expand this disclosure to also discuss gross profit.

Note 2. Significant Accounting Policies, page 20

Principles of Consolidation, page 20

5.   On this page you disclose you own a 54.8% interest in Qualia Clinical Services, Inc. and then disclose a 56.5% interest on page 10. Please revise to state the percentage of direct and or indirect voting interest held as of your most recent balance sheet date.

6.   Please explain to us and revise your disclosure to indicate how you account for and present your minority or non-controlling interest in equity capital and earnings of Qualia Clinical Services, Inc. Please be specific and include all applicable accounting pronouncements to support your explanation.

Revenue Recognition, page 20

7.   We note from your disclosure that revenues are accounted for in accordance with SAB No. 104. However, your disclosure further indicates that revenue relating to pharmaceutical research services contracts are recognized on a percentage-of-completion basis. The percentage-of-completion method is a model that is contemplated by SOP 81-1, not SAB No. 104. Please describe to us in more detail the contracts under which revenues are recognized using the percentage-of-completion method and clarify the accounting literature relied upon for these contracts. Provide us with any proposed revisions to your disclosures.

8.   Please disclose the items included in cost of revenues and clarify why contract labor is appropriately classified as general, selling and administrative.

Note 11. Factoring, page 30

9.   Please clarify, if so, that the transactions were accounted for as sales and as a result the related receivables have been excluded from the accompanying consolidated balance sheets or advise. Further, please provide a table showing the composition of your accounts receivable at each balance sheet date including receivables assigned to the factor, advances to (from) the factor, amounts due from the factor, unfactored accounts receivable and allowances for chargebacks.

Item 9A. Controls and Procedures, page 45

10.   Please revise to clearly disclose your assessment of the effectiveness of internal control over financial reporting. In this regard, it appears you may have qualified your assessment when you state internal control over financial reporting is effective however during the course of your 2007 audit you became aware of certain errors that carry through your 2007 financial numbers. Further, please consider modifying or

supplementing your disclosure to include any other material information that is necessary in light of the restatement. Please refer to SEC Release No. 33-8810.

Exhibits 31.1 and 31.2

11.   We note the certifications filed as Exhibits 31.1 and 31.2 omit language referring to internal control over financial reporting. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Form NT 10-Q for the period ended June 30, 2008

12.   Please tell us when you reasonably expect to file the quarterly report for the second interim period of fiscal 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio at (202) 551-3202, Senior Staff Accountant, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief